Exhibit 99.6

NOTICE OF OPTIONAL REDEMPTION

MERCER PARK BRAND ACQUISITION CORP.

(“BRND”)

TO:	HOLDERS OF THE CLASS A RESTRICTED VOTING SHARES OF BRND (“Restricted Voting Shares”)

AND TO:	ODYSSEY TRUST COMPANY (the “TRANSFER AGENT”)

DATE:	May 14, 2021

Right of Redemption

BRND hereby gives notice to holders of the Restricted Voting Shares (each a “Holder”), in accordance with Section 29.4(1) of BRND’s articles dated as of May 10, 2019 (the “Articles”), of their right to redeem all or a portion of their Restricted Voting Shares (the “Redemption”) in connection with BRND’s proposed qualifying transaction (the “Transaction”), pursuant to which, among other things, BRND proposes to merge with GH Group, Inc. (“GH Group”) pursuant to the terms of the definitive merger agreement in respect thereof and as further described below. To redeem their Restricted Voting Shares, Holders must deposit their Restricted Voting Shares for redemption prior to 5:00 p.m. (Toronto time) on June 2, 2021 (the “Redemption Deposit Deadline”) in accordance with the instructions contained in this notice. Holders who do not wish to redeem their Restricted Voting Shares are not required to take any further action.

The Transaction

On April 8, 2021, BRND announced that it had entered into a definitive purchase agreement (the “Definitive Agreement”) pursuant to which, among other things, BRND proposes to merge with GH Group for a value (payable to sellers of GH Group that are non-accredited investors in cash and payable to all other such sellers in shares) of US$325 million pursuant to the terms of the definitive merger agreement in respect thereof (as it may be amended). The transactions contemplated by the Definitive Agreement are intended to constitute BRND’s qualifying transaction.

For more information on the Transaction and the Redemption, please see BRND’s management information circular dated May 4, 2021 (the “Circular”), which is available on BRND’s profile at SEDAR at www.sedar.com. All capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in the Circular.

Redemption

The details of the Redemption are as follows:

Redemption Deposit Deadline	June 2, 2021

Transaction Redemption Price per Restricted Voting Share	Approximately
US$10.11

Upon payment in cash of the Transaction Redemption Price, the Holders of the Restricted Voting Shares so redeemed will have no further rights in respect of the Restricted Voting Shares. The Transaction Redemption Price shall be paid to redeeming Holders no later than 30 calendar days following closing of the Transaction.

If the redemption of all of the Restricted Voting Shares of BRND to be redeemed in connection with the Redemption would be contrary to any provisions of the Business Corporations Act (British Columbia) or any other applicable law, BRND will be obligated to redeem only the maximum number of Restricted Voting Shares which BRND determines it is then permitted to redeem, such redemptions to be made pro-rata (disregarding fractions of shares) according to the number of Restricted Voting Shares required by each electing Holder to be redeemed by BRND, and BRND will either issue new certificates representing the Restricted Voting Shares not redeemed by BRND, or will otherwise confirm such Restricted Voting Shares as issued and deposited in book-entry form.

In the event a Holder deposits their Restricted Voting Shares for redemption and the Transaction is not completed, the Restricted Voting Shares so deposited will be returned to such Holder (or re-deposited with CDS, as applicable) and the rights of such Holder of such Restricted Voting Shares will continue in accordance with the provisions of the Articles.

Instructions for Redemption – Non-Registered Holders

A non-registered Holder who desires to exercise its redemption rights in connection with the Transaction must do so by causing a participant (a “CDS Participant”) in the depository, trading, clearing and settlement systems administered by CDS to deliver to CDS (at its office in the City of Toronto) on behalf of the owner, a written notice (the “Redemption Notice”) of the owner’s intention to redeem Restricted Voting Shares in connection with the Transaction. Such Holder should ensure that the CDS Participant is provided with notice of his, her or its intention to exercise his, her or its redemption privilege sufficiently in advance of the Redemption Deposit Deadline so as to permit the CDS Participant to deliver notice to CDS and so as to permit CDS to deliver notice to the Transfer Agent in advance of the required time. The form of Redemption Notice will be available from a CDS Participant or the Transfer Agent.

By causing a CDS Participant to deliver to CDS a notice of the Holder’s intention to redeem Restricted Voting Shares, a Holder shall, subject to the Withdrawal Right (as defined below), be deemed to have irrevocably surrendered his, her, or its Restricted Voting Shares for redemption and appointed such CDS Participant to act as his, her, or its exclusive settlement agent with respect to the exercise of the redemption right and the receipt of payment in connection with the settlement of obligations arising from such exercise.

Any Redemption Notice delivered by a CDS Participant regarding a Holder’s intent to redeem which CDS determines to be incomplete, not in proper form, or not duly executed shall for all purposes be void and of no effect and the redemption right to which it relates shall be considered for all purposes not to have been exercised. A failure by a CDS Participant to exercise redemption rights or to give effect to the settlement thereof in accordance with the Holder’s instructions will not give rise to any obligations or liability on the part of BRND to the CDS Participant or to the Holder.

A Holder whose Restricted Voting Shares are held through an intermediary may have a redemption deadline that is earlier than the Redemption Deposit Deadline. If the deadline for depositing Restricted Voting Shares held through an intermediary is not met by a Holder, such Holder’s Restricted Voting Shares may not be eligible for redemption.

Withdrawal Right

Holders who have deposited their Restricted Voting Shares for redemption may by written notice (to the Corporation or the applicable CDS Participant, as applicable) withdraw (the “Withdrawal Right”) all or a portion of such Restricted Voting Shares at any time prior to 5:00 p.m. (Toronto time) on June 7, 2021. Previously deposited Restricted Voting Shares in respect of which the Withdrawal Right has been exercised will be returned to the Holder (or re-deposited with CDS, as applicable) and the rights of such Holder of such Restricted Voting Shares will continue in accordance with the provisions of the Articles and the terms of the Transaction, as applicable.

Questions

Holders who have questions regarding the process for Redemption should immediately contact the CDS Participant through which they hold their Restricted Voting Shares.